

December 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: 21Shares XRP ETF
        Issuer CIK: 0002028835
        Issuer File Number: 333-282942
        Form Type: 8-A12B
        Filing Date: December 10, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of the 21Shares XRP ETF upon official notice of issuance.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications